UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Victoria Commaille
Grindrod Limited
Grindrod Mews
106 Margaret Mncadi Avenue
Durban, 4001, Kwazulu-Natal, South Africa
Tel: +27 (31) 302 7145

With a copy to:

Joshua Wechsler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y28895103	Page 2

1	NAMES OF REPORTING PERSONS
Grindrod Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of South Africa (RSA)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, FI

ITEM 1.    SECURITY AND ISSUER

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D originally filed by the Reporting Person on September 18, 2020 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”) regarding the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings, Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).  The address of the Issuer’s principal executive offices is #03-01 Southpoint, 200 Cantonment Road, Republic of Singapore, 089763.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.  Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule.
ITEM 4.    PURPOSE OF TRANSACTION

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:
Underwriting Agreement

After the close of business on September 22, 2021, Grindrod Limited and its subsidiary, Grindrod (South Africa) Proprietary Limited (“Grindrod (SA) Pty Ltd.”) (collectively, the “Selling Shareholders”) entered into an underwriting agreement (the “September 2021 Underwriting Agreement”) with Jefferies LLC (“Underwriter Representative”) and Noble Capital Market, Inc. (collectively, the “Underwriters”) and the Issuer, pursuant to which the Underwriters agreed to purchase an aggregate of 1,841,962 Ordinary Shares from the Selling Shareholders at the public offering price of $13.500 per share, less the underwriting discount of $0.945 per share.  Grindrod Limited and Grindrod (SA) Pty Ltd. sold 1,602,822 Ordinary Shares and 239,140 Ordinary Shares, respectively, pursuant to the September 2021 Underwriting Agreement, which transactions closed on September 27, 2021.  The Offering was made pursuant to the Company’s shelf registration statement filed on August 23, 2021 on Form F-3 (file no. 333-231509), as supplemented by a prospectus supplement, dated September 22, 2021.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Not applicable.

(c)

Except as set forth in this Amendment No. 1, the Reporting Person has not engaged in any transaction in the Issuer’s Ordinary Shares during the 60-day period ended September 27, 2021

(d)

Not applicable.

(e)

As of the date of this filing, the Reporting Person no longer beneficially own any of the Issuer’s outstanding Ordinary Shares, and this Amendment No. 1 serves as an exit filing for the Reporting Person.

ITEM 7.    Material to be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.

99.1.
Underwriting Agreement, dated September 22, 2021, by and among the Issuer, Grindrod Limited, Grindrod (SA) Pty Ltd., and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2021).

99.3.	Identification of Executive Officers and Directors of Reporting Person.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  September 28, 2021

Grindrod Limited
By:	/s/ Victoria Commaille
	Name:	Victoria Commaille
	Title:	Group Company Secretary